FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of April, 2005

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                   Form 20-F __X__            Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)
                    Yes ____                          No __X__

    (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         An overseas regulatory announcement on resolutions passed at the eleventh meeting of the fourth session of the board of directors of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant in English on April 15, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                             -----------------------





                          Name:    Huang Long

                          Title:   Company Secretary



Date: April 15, 2005

                               [GRAPHIC OMITTED]

        (a Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)

                               (Stock Code: 902)


                        OVERSEAS REGULATORY ANNOUNCEMENT
                             RESOLUTIONS PASSED AT
                   THE ELEVENTH MEETING OF THE FOURTH SESSION
                           OF THE BOARD OF DIRECTORS

     This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

     On 15th April 2005, the Board of Directors ("the Board") of the Company convened the eleventh meeting of the Fourth Session of the Board at the Company's head office at 2C, Fuxingmennan Street, Xicheng District, Beijing. 15 Directors were eligible to attend the meeting. The attendants of the meeting included 15 Directors, either in person or by proxy, the Supervisor, the Secretary of the Board and other senior management of the Company. The convening of this meeting has complied with the Companies Law of the People's Republic of China and the articles of association of the Company (the "Articles of Association"). Mr. Li Xiaopeng, Chairman of the Company, presided over the meeting. The following resolutions were considered and approved at the meeting:-

1. The Company's First Quarterly Report of 2005.

2. The proposal regarding the issue of short-term debenture.

     Huaneng International Power Development Corporation, a shareholder of the Company, decided to table the following resolutions for shareholders' approval at the Company's annual general meeting for 2004: (i) an approval to be given to the Company to issue a short-term debenture of an principal amount up to RMB5 billion within 12 months from the day on which shareholders' approval is obtained; (ii) an unconditional general mandate to be given to the Company's board of directors or any two or more directors to determine the terms and conditions and any relevant matters in relation to the issue of short-term debenture in accordance with the need of the Company and the market conditions, including the final principal amount of the short-term debenture to be issued within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosure.

     The Board agreed to table the above resolutions at the annual general meeting for 2004.

3.   The proposal regarding Nanjing Gas-fired Project.

     The Company, Jiangsu Provincial Guoxin Asset Management Group and Nanjing Municipal Investment Corporation were prepared to jointly invest in the construction of Combined-Cycle-Gas-Turbine generating units located in Nanjing, Jiangsu Province. The scale of the Company's capital expenditure has grown as a result of the fact that the Company has commenced comparatively more projects recently. In order to relieve the Company's investment and financing burden, and to prevent the debt-bearing ratio from growing too rapidly, it was agreed to have an arrangement with Huaneng International Power Development Corporation so that such project shall be jointly invested by Huaneng International Power Development Corporation, Jiangsu Provincial Guoxin Asset Management Group and Nanjing Municipal Investment Corporation, while Huaneng International Power Development Corporation will fully repay all preliminary expenses (not exceeding RMB 90 million) invested by the Company in this project. Mr. Huang Long, the Companyi|s Company Secretary, is authorized to execute the relevant documents and make appropriate disclosure of information.

4.   The proposal regarding amendments to the Articles of Association.

5. The proposal regarding amendments to the Rules of Procedures for Board Meetings.

     For the amended Rules of Procedures for Board Meetings, please visit the website of Shanghai Stock Exchange, ie. http://www.sse.com.cn.

6. The proposal regarding the Working Procedures for the Independent Directors.

7. The proposal regarding the convening of the Company's first extraordinary general meeting in 2005.

As the proposals regarding the amendments to the Company's Articles of Association, amendments to the Rules of Procedures for Board Meetings and amendments to the Rules of Procedures for Meetings of the Supervisory Committee shall be tabled for shareholders' examination and approval, the Company has decided to convene the first extraordinary general meeting of 2005. For details of the timing, venue, agenda and matters to be considered, please refer to the notice of first extraordinary general meeting of 2005 to be issued by the Company.

                                                      By Order of the Board
                                                           Li Xiaopeng
                                                            Chairman

As at the date of this announcement, the Board comprises:

Li Xiaopeng (Non-executive director)            Gao Zongze (Independent non-executive director)
Wang Xiaosong(Non-executive director)           Zheng Jianchao (Independent non-executive director)
Huang Yongda (Executive director)               Qian Zhongwei (Independent non-executive director)
Ye Daji (Non-executive director)                Xia Donglin (Independent non-executive director)
Huang Jinkai (Non-executive director)           Liu Jipeng (Independent non-executive director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)


Beijing, the PRC
15th April 2005